SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

(Rule 14d-100)
Tender Offer Statement under Section 14(d)(1) or 13(e)(1)
of the Securities Exchange Act of 1934

KIEWIT MATERIALS COMPANY

(Name of Subject Company (Issuer))
RINKER MATERIALS CORPORATION
and
JEM LEAR ACQUISITION COMPANY, INC.
(Names of Filing Persons (Offerors))

Common Stock, Par Value $0.01

(Title of Class of Securities)
US49387R1005
(CUSIP Number of Class of Securities)
Mike F. Egan
Vice President and General Counsel
Rinker Materials Corporation
1501 Belvedere Road
West Palm Beach, Florida 33406
(561) 833-5555
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications on Behalf of Filing Persons)

Copies to:

Mark D. Kaufman

Jeffrey M. Taylor
Sutherland Asbill & Brennan LLP
999 Peachtree Street, N.E.
Atlanta, Georgia 30309
(404) 853-8000

CALCULATION OF FILING FEE

Transaction Valuation(1)	Amount of Filing Fee(2)

$648,073,541.00	$59,622.77

(1)	For purposes of calculating the filing fee pursuant to Rule 0-11(d), the Transaction Valuation was calculated on the basis of (i) 38,121,973 shares of common stock, par value $0.01 per share (the “Shares”), of Kiewit Materials Company, a Delaware corporation (the “Company”), including 2,118,537 shares of common stock that may be issued upon the conversion in full of the Company’s 8.028% Series 2000A Convertible Debentures due 2010, 7.35% Series 2000B Convertible Debentures due 2010, 8.25% Series 2000C Convertible Debentures due 2010, 7.81% Series 2000D Convertible Debentures due 2010 and 6.60% Series 2001 Convertible Debentures due 2011, and (ii) the tender offer price of $17.00 per Share.

(2)	The filing fee, calculated in accordance with Section 14(g)(3) of the Securities Exchange Act of 1934, as amended, is equal to $92 per $1,000,000 of the aggregate Transaction Valuation.

☐	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: Form or Registration No.:	Filing Party: Date Filed:

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒ third-party tender offer subject to Rule 14d-1	☐ going-private transaction subject to Rule 13e-3
☐ issuer tender offer subject to Rule 13e-4	☐ amendment to Schedule 13D under Rule 13d-2

     Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☐

     This Tender Offer Statement on Schedule TO (this “Schedule TO”) relates to the offer by Jem Lear Acquisition Company, Inc. (“Purchaser”), a Delaware corporation and a wholly owned subsidiary of Rinker Materials Corporation, a Georgia corporation (“Parent”), to purchase all the outstanding shares (the “Shares”) of common stock, par value $0.01 per share, of Kiewit Materials Company, a Delaware corporation (the “Company”) (including Shares that may be received upon the conversion of the Company’s 8.028% Series 2000A Convertible Debentures due 2010, 7.35% Series 2000B Convertible Debentures due 2010, 8.25% Series 2000C Convertible Debentures due 2010, 7.81% Series 2000D Convertible Debentures due 2010 and 6.60% Series 2001 Convertible Debentures due 2011), at a purchase price of $17.00 per Share, payable net to the seller in cash without interest, pursuant to the terms and subject to the conditions set forth in the Offer to Purchase, dated July 23, 2002 (the “Offer to Purchase”), and in the related Transmittal Letter (which, together with any amendments or supplements thereto, collectively constitute the “Offer”), filed as Exhibits (a)(1)(A) and (a)(1)(B), respectively, to this Schedule TO. This Schedule TO is being filed on behalf of Purchaser and Parent.

      All information set forth in the Offer to Purchase filed as Exhibit (a)(1)(A) to this Schedule TO is incorporated by reference in answer to Items 1 through 13 in this Schedule TO, except those items as to which information is specifically provided herein.

Item 10.     Financial Statements

      Not material.

Item 12.     Exhibits

(a)(1)(A)	Offer to Purchase, dated July 23, 2002.
(a)(1)(B)	Form of Transmittal Letter.
(a)(1)(C)	Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.
(a)(1)(D)	Press Release of Rinker Materials Corporation, dated July 9, 2002 (incorporated by reference to Exhibit 99.1 to Schedule TO filed by Purchaser and Parent with the Securities and Exchange Commission on July 10, 2002).
(a)(1)(E)	Press Release of CSR Limited, dated July 10, 2002 (incorporated by reference to Exhibit 99.2 to Schedule TO filed by Purchaser and Parent with the Securities and Exchange Commission on July 10, 2002).
(a)(1)(F)	Press Release of Kiewit Materials Company, dated July 10, 2002 (incorporated by reference to Exhibit 99.1 of the Company’s Current Report on Form 8-K as filed with the Securities and Exchange Commission on July 10, 2002).
(a)(1)(G)	Summary Publication, dated July 23, 2002.
(a)(1)(H)	Disclosure Statement for Canadian Residents, dated July 23, 2002.
(b)	Form of Loan Agreement of Rinker Materials Corporation.*
(d)(1)	Agreement and Plan of Merger, dated as of July 9, 2002, by and among Rinker Materials Corporation, Jem Lear Acquisition Company, Inc. and Kiewit Materials Company (incorporated by reference to Exhibit 2.1 of the Company’s Current Report on Form 8-K as filed with the Securities and Exchange Commission on July 10, 2002).
(d)(2)	Confidentiality Agreement, dated January 10, 2002, by and between Rinker Materials Corporation and Kiewit Materials Company.

*	Pursuant to Item 1007(d) of Regulation M-A, the name of the bank has been omitted from the Schedule TO but has been filed separately with the Securities and Exchange Commission.

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SIGNATURE

      After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

RINKER MATERIALS CORPORATION

By:	/s/ THOMAS G. BURMEISTER

Thomas G. Burmeister
Chief Financial Officer

JEM LEAR ACQUISITION COMPANY, INC.

By:	/s/ THOMAS G. BURMEISTER

Thomas G. Burmeister
Vice President and Treasurer

Dated: July 23, 2002

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EXHIBIT INDEX

Exhibit
Number	Description

(a)(1)(A)	Offer to Purchase, dated July 23, 2002.
(a)(1)(B)	Form of Transmittal Letter.
(a)(1)(C)	Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.
(a)(1)(D)	Press Release of Rinker Materials Corporation, dated July 9, 2002 (incorporated by reference to Exhibit 99.1 to Schedule TO filed by Purchaser and Parent with the Securities and Exchange Commission on July 10, 2002).
(a)(1)(E)	Press Release of CSR Limited, dated July 10, 2002 (incorporated by reference to Exhibit 99.2 to Schedule TO filed by Purchaser and Parent with the Securities and Exchange Commission on July 10, 2002).
(a)(1)(F)	Press Release of Kiewit Materials Company, dated July 10, 2002 (incorporated by reference to Exhibit 99.1 of the Company’s Current Report on Form 8-K as filed with the Securities and Exchange Commission on July 10, 2002).
(a)(1)(G)	Summary Publication, dated July 23, 2002.
(a)(1)(H)	Disclosure Statement for Canadian Residents, dated July 23, 2002.
(b)	Form of Loan Agreement of Rinker Materials Corporation.*
(d)(1)	Agreement and Plan of Merger, dated as of July 9, 2002, by and among Rinker Materials Corporation, Jem Lear Acquisition Company, Inc. and Kiewit Materials Company (incorporated by reference to Exhibit 2.1 of the Company’s Current Report on Form 8-K as filed with the Securities and Exchange Commission on July 10, 2002).
(d)(2)	Confidentiality Agreement, dated January 10, 2002, by and between Rinker Materials Corporation and Kiewit Materials Company.

*	Pursuant to Item 1007(d) of Regulation M-A, the name of the bank has been omitted from the Schedule TO but has been filed separately with the Securities and Exchange Commission.